September 5, 2024

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People   s Republic of China 214135

       Re: HUHUTECH International Group Inc.
           Amendment No. 5 to Registration Statement on Form F-1
           Filed August 28, 2024
           File No. 333-270958
Dear Yujun Xiao:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment to Form F-1 filed August 28, 2024
General

1. We note that you have deleted disclosures relating to the Trial Measures filings process with the CSRC from your Summary and Risk Factors sections. Please restore these disclosures as they existed in the previous amendment to your registration statement filed on June 21, 2024, together with updates if and as appropriate.
Exhibits

2. Please have counsel remove assumption 2.11 from the legal opinion filed as Exhibit 5.1 It is not appropriate for counsel to assume that the company is not in bankruptcy. For more information, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19. September 5, 2024
Page 2

       Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Yarona L. Yieh